SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    Form 11-K
                                  ANNUAL REPORT



                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



         (Mark One):
         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 X       EXCHANGE ACT OF 1934.
----     For the fiscal year ended       December 31, 1998
                                   --------------------------

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
----     EXCHANGE ACT OF 1934.
         For the transition period from               to

         Commission file number       1-6047
                               --------------------


                     GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR
                EMPLOYEES REPRESENTED BY IBEW SYSTEM COUNCIL U-3
                 (FORMERLY JERSEY CENTRAL POWER & LIGHT COMPANY
              EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES)
                        Madison Avenue at Punch Bowl Road
                        Morristown, New Jersey 07960-1911
                        ---------------------------------

              (Full Title of the Plan and the Address of the Plan)



                                    GPU, Inc.
                               300 Madison Avenue
                        Morristown, New Jersey 07962-1957
                        ---------------------------------

             (Name of Issuer of the securities held pursuant to the
               Plan and address of its principal executive office)

                     GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR
                EMPLOYEES REPRESENTED BY IBEW SYSTEM COUNCIL U-3

                                      INDEX
                                     -------



                                                                      Pages

Independent Auditor's Report                                            1

Financial Statements:
  Statements of Net Assets Available for Plan
      Benefits as of December 31, 1998 and 1997                         2

    Statements of Changes in Net Assets Available
           for Plan Benefits for the years ended
           December 31, 1998 and 1997                                   3

    Notes to Financial Statements                                    4-13

                          INDEPENDENT AUDITOR'S REPORT



To the Administrative Committee of the GPU Companies Employee Savings Plan for Employees Represented by IBEW System Council U-3:

I have audited the accompanying statements of net assets available for plan benefits of GPU Companies Employee Savings Plan for Employees Represented by IBEW System Council U-3 ("Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.



105 North 22nd Street
Philadelphia, Pennsylvania
May 28, 1999

                     GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR
                EMPLOYEES REPRESENTED BY IBEW SYSTEM COUNCIL U-3

                            STATEMENTS OF NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                           December 31, 1998 and 1997
                                     -------



                                                      1998             1997

Investments in GPU Companies
        Master Savings Plan Trust
        at fair value                             $126,335,94     $ 99,719,888

Participant loans receivable                        2,741,223        2,517,026
                                                  -----------      -----------

Net assets available for
        plan benefits                            $129,077,169     $102,236,914
                                                 ============     ============




                     The accompanying notes are an integral
                        part of the financial statements

                     GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR
                EMPLOYEES REPRESENTED BY IBEW SYSTEM COUNCIL U-3

                       STATEMENTS OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

                 for the years ended December 31, 1998 and 1997
                                     -------



                                             1998                     1997
                                             ----                     ----

Balances, beginning of year             $102,236,914              $81,174,995
                                        ------------              -----------

Increases:
  Contributions:
        Employee                           8,067,038                7,368,299
        Employer                           2,125,238                1,667,314

    Transfers from affiliated
        pension plans                              -                2,722,854
  Interest on loans                          209,357                  177,436

Net investment gain in
  GPU System Companies Master
        Savings Plan Trust                21,124,626               13,616,072
                                          ----------              -----------

                                          31,526,259               25,551,975
                                          ----------              -----------

Decreases:
  Transfers to/(from) affiliated
        savings plans                        (69,458)                  60,859
  Distributions and
      withdrawals                          4,755,462                4,429,197
                                          ----------                ----------

                                           4,686,004                4,490,056
                                          ----------              -----------

Balances, end of year                   $129,077,169             $102,236,914
                                        ============             ============


                     The accompanying notes are an integral
                        part of the financial statements

                     GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR
                EMPLOYEES REPRESENTED BY IBEW SYSTEM COUNCIL U-3

                          NOTES TO FINANCIAL STATEMENTS
                                    --------

1.       General Description of the Plan:

         The following description of the GPU Companies Employee Savings Plan for Employees Represented by IBEW System Council U-3, formerly Jersey Central Power & Light Company, ("Plan") provides only general information on the provisions of the Plan in effect on December 31, 1998. Participants should refer to the Benefits Handbook, Plan document, and prospectus for a more complete description of the Plan's provisions.

                  General:

         The Plan is a defined contribution plan. In general, all employees represented by IBEW System Council U-3 ("Company") are eligible to participate in the Plan if he/she is employed on a full-time basis or if the employee has completed at least 1,000 hours of service in a consecutive twelve month period.

         The Plan is intended to qualify as a cash or deferred profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A participant is eligible to transfer his account to an affiliated savings plan upon a change in his employment status.

         The Plan contains additional employer contribution and employee savings features. Participants may "rollover" distributions received from other qualified plans to the Savings Plan.

         Effective October 1, 1998, the Company changed the Plan's trustee from Fidelity Investments to State Street Bank and Trust Company.

                  Contributions:

         The Plan provides two contribution options to a participant. Subject to certain limitations set forth in the Plan, the participant may elect
         (1) to have his base compensation reduced by an amount equal to any whole percentage (before-tax 401(k) contributions) which is contributed on behalf of the employee by the Company; and/or (2) to contribute by payroll deduction any whole percentage of base compensation (after-tax).

                  Matching Program:

         The Company provides a matching contribution to the Plan on behalf of each participant, except certain temporary employees as defined in the Plan document, in an amount equal to 60% of a participant's aggregate contributions up to 4% of the participant's base compensation.



                                    Continued

                                    --------

                  Administrative Expenses:

         The Company generally absorbs all administrative costs of the Plan, except for Investment and Trustee Fees which are paid out of plan assets held in the trust. Investment gains in the GPU System Companies Master Trust are shown net of these Investment and Trustee Fees.

                  Investment Funds:

         Participants may elect to have their Plan accounts invested in one or more of the following fourteen investment options:

     - Fidelity Puritan Fund: The fund seeks to obtain a balance between capital appreciation, preservation of capital and generation of income.

     - Fidelity Retirement Growth Fund: The fund seeks to provide the opportunity for significant capital appreciation.

     -    Fidelity  OTC  Portfolio  Fund:  The  fund  seeks  long-term   capital
          appreciation by investing in securities that are traded in the over-the-counter (OTC) securities market.

     - Fidelity Overseas Fund: The fund seeks long-term capital appreciation, primarily through investments in foreign securities.

     - Interest Income Fund: The return objective of the fund is to provide a higher rate of return over time than the rate of return offered by money market funds. The fund invests in a diversified portfolio of investment contracts issued by only high-quality financial institutions as well as security backed investment contracts supported by high quality fixed income securities.

     - Diversified Bond Fund: The fund seeks to match or exceed the returns of the Lehman Brothers Aggregate Index. The fund invests primarily in government, corporate, mortgage-backed and asset-backed securities. The fund invests in only high quality bonds-those rated at least BBB-by Standard & Poor's or Baa3 by Moody's Investors Service.

     - Conservative Growth Portfolio: The investment objective of the Portfolio is to provide income from fixed income securities and some growth of principal from stock funds. The Conservative Growth Portfolio has an asset allocation target of 35% equities and 65% fixed income securities.









                                    Continued

                                    --------

                  Investment Funds, continued:

     - Moderate Growth Portfolio: The investment objective of the Portfolio is to provide growth from stock funds and income from fixed income securities. The moderate Growth Portfolio has an asset allocation target of 60% equities and 40% fixed income securities.

     - Aggressive Growth Portfolio: The investment objective of the Portfolio is to provide growth primarily from stock funds with a small income component. The Aggressive Growth Portfolio has an asset allocation target of 80% equities and 20% fixed income securities.

     - S&P 500 Index Fund: The Fund seeks to match the performance of the Standard & Poor's 500 Index. The Fund invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the Index. The Fund may also hold 2-5% of its value in futures contracts (an agreement to buy or sell a specific security by a specific date at an agreed upon price).

     - International Equity Fund: This is an actively managed fund that seeks to outperform the performance of the Morgan Stanley Capital
          International Europe, Australia, and Far East (MSCI EAFE) Index (unhedged) by investing in common stocks of companies headquartered outside the United States.

     - Small Cap Equity Fund: This is an actively managed fund that seeks to consistently exceed the total return performance of the Russell 2500 Stock Index while maintaining a similar level of risk. The fund primarily invests in a portfolio of common stock of small-to-medium-sized domestic companies, which offer above-average growth potential.

     - GPU Stock Fund: The Fund's goal is to provide long-term growth through capital appreciation and dividend income. The Fund invests almost exclusively in GPU, Inc. common stock. A small portion of assets is invested in money market securities to meet the fund's liquidity needs. Dividends paid on the GPU stock held in this fund are used to purchase additional common shares.

     - Mutual Fund Window: The Mutual Fund Window (MFW) offers approximately 3500 mutual funds from more than 200 mutual fund families and approximately 600 no-transaction fee funds currently offered through State Street Brokerage Services, Inc.

                                    Continued

                                    --------

                  Employee Participation in the Plan:

         The number of participating employees with account balances invested in each investment option at December 31, 1998 and 1997 was as follows:

                                             NUMBER OF PARTICIPANTS
                                             ----------------------
         FUND #/FUND NAME                     1998          1997
         ----------------                     ----          ----
         10 Int. Income                         894        1,005
         20 Diversified Bond                    314           NA
         30 Conserv. Growth                      46           NA
         35 S&P 500 Index                     1,285           NA
         40 Mod. Growth                         982           NA
         45 Fidelity Puritan                    302        1,268
         50 Aggress. Growth                     176           NA
         55 Fidelity Ret. Growth                337        1,398
         60 Sm. Cap. Equity                     312           NA
         65 Fidelity OTC                        143          353
         70 Internat'l Equity                   177           NA
         75 Fidelity Overseas                    80          208
         80 GPU Stock                           379          390
         85 Mutual Fund Window                    5           NA
         ** Fidelity Intermediate Bond           NA          346
         ** Fidelity U.S. Equity Index           NA          338
         ** Fidelity Asset Mgr. Income           NA           30
         ** Fidelity Asset Manager               NA           54
         ** Fidelity Asset Mgr. Growth           NA          134

         **       No fund number was assigned to this investment option
         NA Investment option was not available at year end

         The total number of participants in the Plan at December 31, 1998 and 1997 was 2,302 and 2,357, respectively, which was less than the sum of the number of participants shown in the schedule above because many participants were participating in more than one option.

                  Participant Accounts:

         Each participant's account is credited with the participant's own contribution and with the matching contributions made by the Company with respect to the participant's contributions. Each account maintained for a participant also reflects the number of shares of each mutual fund, the number of shares of GPU stock, and the number of units of interest in the Interest Income Fund, in which the balance of that account is invested. All income, gain or loss attributable to the investment of the balance of any account maintained for a participant is recorded to that account.


                                    Continued

                                    --------

1.       General Description of the Plan, continued:

                  Vesting:

         Participants are 100% vested at all times in their Plan accounts.

                  Distributions and Withdrawals:

         A  participant's  Plan  account  balances  become   distributable  upon
         termination of the participant's employment for any reason. Distributions of account balances in excess of $5,000 may be deferred, at the participant's election, up to age 70 1/2. If distribution of participant's account balance has not otherwise started, it must begin by April 1st following the year in which the participant attained age 70 1/2. Distributions generally are a single lump sum payment. The Plan permits withdrawals of account balances in the event of financial hardship or disability as defined in the Plan. A complete description of the Plan's terms and conditions for distributions and withdrawals can be found in the Plan document.

                  Loans to Participants:

         The Plan provides that loans may be made to a participant from the participant's account balance subject to certain conditions. The minimum amount of each loan is $1,000 with the maximum being $50,000, or certain lesser amounts as described in the Plan. Interest on the loan is credited to the participant's account. The rate is determined periodically by the Administrative Committee, based on current commercial rates. The interest rates for loans in excess of four years and ten months were 7.22% and 7.82%, and the interest rates for loans four years and ten months or less were 8.87% and 7.87% at December 31, 1998 and 1997, respectively.

                           Plan Termination:

         The Company reserves the right at any time to modify, suspend, amend or terminate the Plan. However, the Company cannot do so in such a manner that would cause or permit any part of the Plan's assets to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries.

2.       Summary of Significant Accounting Policies:

                  Valuation of Investments:

         The amounts shown herein as the investment in the GPU Companies Master Savings Plan Trust reflect the fair value of the assets held in such Trusts and the Plan's relative interest in the Trusts. The Plan's participation is measured at its value at the beginning of the valuation period plus net external cash flow (contributions, distributions, etc.) experienced by the Plan during the valuation period. Investment income, net realized gain (loss) on investments and net unrealized appreciation


                                    Continued

                                    --------

2.       Summary of Significant Accounting Policies, continued

                  Valuation of Investments, continued:


         (depreciation) of investments are allocated to each participating plan based upon its accumulated monthly balance for each investment option (see Note 3).

         The net investment gain from the GPU Companies Master Savings Plan Trust for the years ended December 31, 1998 and 1997, respectively, which is presented in the Statement of Changes in Net Assets Available for Plan Benefits, consists of interest and dividend income and the net appreciation (depreciation) in the fair value of investments, which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         The fair market value of assets held by the Trust are determined as follows: Stocks and bonds are valued at their closing market prices on the last business day of the year. Short-term group trust funds (investment custodian bank) and insurance contracts are valued at cost plus accrued interest which approximates market.

                  Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and
         disclosures.   Accordingly,   actual  results  may  differ  from  those
         estimates.




                                    Continued

                                    --------

3.       Investments:

         The investments reflected in the December 31, 1998 and 1997 Statements of Net Assets Available for Plan Benefits represent the Plan's 14.23% and 13.60% share, respectively, of total investments held in the GPU Companies Master Savings Plan Trust at December 31, 1998 and 1997.

         At December 31, 1998 and 1997, the total fair value of investments held in the GPU Companies Master Savings Plan Trust are summarized as follows:

                                                  1998                   1997
                                                  ----                   ----
        Aggressive Growth Portfolio          $ 20,216,125                   NA
        Fidelity Retirement Growth Fund        59,489,456*        $187,944,826*
        Small Cap Equity Fund                  32,580,387                   NA
        Fidelity OTC Portfolio Fund            19,301,413           39,107,662*
        International Equity Fund              10,845,885                   NA
        Fidelity Overseas Fund                  4,402,532           12,710,057
        GPU Stock Fund  24,076,904                                  23,974,703
        Mutual Fund Window                      2,843,205                   NA
        Interest Income Fund                  185,931,322*         170,645,706*
        Diversified Bond Fund                  27,650,755                   NA
        Conservative Growth Portfolio           6,824,143                   NA
        S&P 500 Index Fund                    257,907,002*                  NA
        Moderate Growth Portfolio             178,609,215*                  NA
        Fidelity Puritan Fund                  57,164,483*         213,000,893*
        Fidelity Intermediate Bond Fund                NA           24,702,804
        US Equity Index Fund                           NA           42,325,839*
        Fidelity Asset Manager-Income Fund             NA            1,803,399
        Fidelty Asset Manager Fund                     NA            5,002,929
        Fidelity Asset Manager Growth Fund             NA           12,250,177

        Total Investments at fair value      $887,842,827         $733,468,995
                                             ============         ============

             Total Investments at cost       $796,813,185         $692,066,105
                                             ============         ============

     * These investments represent 5% or more of the net assets available for benefits.

                                    Continued



                  NOTES TO THE FINANCIAL STATEMENTS, Continued

3.   Investments, Continued:

Based on participant investment options at December 31, 1998 and 1997, the Plan's investments were allocated as follows:

                                           1998              1997
                                         % by Fund        % by Fund
                                         ---------        ---------
10 Interest income                        20.34%            24.00%
20 Diversified Bond                        2.59%               NA
30 Conservative Growth                     1.00%               NA
35 S&P 500 Index                          29.78%               NA
40 Moderate Growth                        16.62%               NA
45 Fidelity Puritan                        7.99%            27.00%
50 Aggressive Growth                       2.17%               NA
55 Fidelity Retirement Growth              9.93%            31.00%
60 Small Cap. Equity                       2.88%               NA
65 Fidelity OTC                            2.23%             4.00%
70 International Equity                    0.73%               NA
75 Fidelity Overseas                       0.54%             1.00%
80 GPU Stock                               3.01%             4.00%
85 Mutual Fund Window                        **                NA
NA Fidelity Intermediate Bond                NA              3.00%
NA Fidelity US Equity Index                  NA              4.00%
NA Fidelity Asset Manager Income             NA                **
NA Fidelity Asset Manager                    NA              0.50%
NA Fidelity Asset Manager Growth             NA              1.50%

** Investment option represents less than .5% of the total investments. NA investment option was not available in plan year shown above.

For the years ended  December 31, 1998 and 1997,  the changes in the accounts of the GPU Companies  Master  Savings Plan Trust,  respectively,  are summarized as follows:
                                   Fidelity                        Fidelity
                                  Retirement      Fidelity       Intermediate    Interest                     OTC
                                 Growth Fund    Puritan Fund       Bond Fund    Income Fund  GPU Stock      Port. Fund
                                 -----------    ------------       ---------    -----------  ---------      ----------

Investments, December 31, 1996  $170,592,916    $172,763,691     $24,489,489   $174,420,637   $19,603,697   $24,964,812
                                ------------    ------------     -----------   ------------   -----------   -----------
Increases:
   Employee contributions         11,535,562      10,786,762       1,541,235      8,892,142     1,553,983     3,049,017
   Employer contributions          3,402,725       3,429,961         551,828      2,670,995       453,630       845,131
   Transfers from
     affiliated pension plans      1,737,001       1,740,135         255,273      4,375,189       188,678       622,039
   Transfers between
     investment funds            (17,811,426)     (1,315,832)     (2,257,784)   (11,440,929)   (2,181,242)    8,330,752
   Interest on loans                 276,249         237,508          32,495        225,043        41,342        64,085
   Net investment gain            29,586,890      38,564,647       1,779,609     11,260,426     5,935,767     2,791,373
                                ------------    ------------     -----------   ------------   -----------   -----------
                                  28,727,001      53,443,181       1,902,656     15,982,866     5,992,158    15,702,397
                                ------------    ------------     -----------   ------------   -----------   -----------
Decreases:
   Distributions and
     withdrawals                  11,375,091      13,205,979       1,689,341     19,757,797     1,621,152     1,559,547
                                ------------    ------------     -----------   ------------   -----------   -----------
Investments,
     December 31, 1997          $187,944,826    $213,000,893     $24,702,804   $170,645,706   $23,974,703   $39,107,662
                                ============    ============     ===========   ============   ===========   ===========
Increases:
   Employee contributions          9,196,535       8,739,103       1,037,323      6,139,913     1,216,160     2,686,261
   Employer contributions          2,719,436       2,713,781         373,467      1,931,303       375,746       729,367
   Transfers from
     affiliated pension plans        877,900         690,166          87,787      1,686,226        50,699       237,581
   Transfers between
     investment funds             (4,271,782)    (16,809,465)        946,584     14,924,064    (1,756,221)   (1,996,740)
   Interest on loans                 225,070         183,916          22,274        147,794        33,459        53,138
   Net investment gain            21,141,314       7,698,420       1,766,493      8,140,794        981,960    3,117,702
                                ------------    ------------     -----------   ------------   -----------   -----------
                                  29,888,473       3,215,921       4,233,928     32,970,094       901,803     4,827,309
                                ------------    ------------     -----------   ------------   -----------   -----------
Decreases:
   Distributions and
     withdrawals                   8,460,989       9,851,412       1,123,297     13,763,442     1,178,926     1,372,584
                                ------------    ------------     -----------   ------------   -----------   -----------
   Investment transfer
     to State Street
     Bank on
     September 30, 1998          209,372,310     206,365,402      27,813,435    189,852,358    23,697,580    42,562,387
                                ------------    ------------     -----------   ------------   -----------   -----------
Investments, October 1, 1998    $     -         $     -          $    -        $     -       $    -      $    -
                                ============    ============     ===========   ============   ===========   ===========
                                                        11a




                  NOTES TO THE FINANCIAL STATEMENTS, Continued




                                                                                               Fidelity
                                  Overseas    Asset Manager    Asset Manager    Asset Manager  US Equity
                                    Fund           Fund         Growth Fund      Income Fund   Index Fund     Total
                                    ----           ----         -----------      -----------   ----------     -----

Investments,
December 31, 1996 (Cont'd.)      $ 7,383,853    $2,944,880       $ 4,430,209     $  714,957  $15,918,255    $618,227,396
                                ------------    ------------     -----------   ------------   -----------   -----------
Increases:
   Employee contributions          1,126,521       321,601           877,774        127,029    2,527,329      42,338,955
   Employer contributions            318,430       110,872           269,950         44,294      784,046      12,881,862
   Transfers from
     affiliated pension plans        273,328       146,239           175,504         38,728      405,177       9,957,291
   Transfers between
     investment funds              3,318,075     1,199,905         4,639,362        858,401   16,660,718          -
   Interest on loans                  23,168         4,057            18,703          2,770       42,599         968,019
   Net investment gain               895,221       843,080         2,037,485        152,886    8,062,850     101,910,234
                                ------------    ------------     -----------   ------------   -----------   -----------
                                   5,954,743     2,625,754         8,018,778      1,224,108   28,482,719     168,056,361
                                ------------    ------------     -----------   ------------   -----------   -----------
Decreases:
   Distributions
     and withdrawals                 628,539       567,705           198,810        135,666    2,075,135      52,814,762
                                ------------    ------------     -----------   ------------   -----------   -----------
Investments,
December 31, 1997 (Cont'd.)      $12,710,057    $5,002,929       $12,250,177     $1,803,399  $42,325,839    $733,468,995
                                ============    ============     ===========   ============   ===========   ===========
Increases:
   Employee contributions            936,160       320,130           993,592        127,776    2,864,236      34,257,189
   Employer contributions            279,070       101,418           292,960         44,982      872,915      10,434,445
   Transfers from
      affiliated pension plans        66,924        41,543            94,021          -          170,001       4,002,848
   Transfers
     between investment funds       (201,588)      136,082            (5,429)     1,335,439    7,699,056          -
   Interest on loans                  22,513         6,416            19,549          2,509       50,729         767,367
   Net investment gain              (758,581)       83,335           209,759        123,736    1,975,576      44,480,508
                                ------------    ------------     -----------   ------------   -----------   -----------
                                     344,498       688,924         1,604,452      1,634,442   13,632,513      93,942,357
                                ------------    ------------     -----------   ------------   -----------   -----------
Decreases:
   Distributions
     and withdrawals                 364,697       439,128           885,601        138,106    1,818,204      39,396,386
                                ------------    ------------     -----------   ------------   -----------   -----------
  Investment
     transfer to
     State Street
     Bank on
     September 30, 1998           12,689,858     5,252,725        12,969,028      3,299,735   54,140,148     788,014,966
                                ------------    ------------     -----------   ------------   -----------   -----------

Investments, October 1, 1998    $    -         $   -            $    -          $   -      $    -          $     -
                                ============    ============     ===========   ============   ===========   ===========





                                       11b



                  NOTES TO THE FINANCIAL STATEMENTS, Continued


                                Fidelity
                               Retirement    Fidelity     Diversified    Interest               Fidelity      Overseas
                              Growth Fund  Puritan Fund    Bond Fund*   Income Fund  GPU Stock  OTC Fund*       Fund
                              -----------  ------------    ----------   -----------  ---------  ---------       ----

Investments, October 1, 1998  $      -     $      -       $     -     $      -      $     -     $     -       $    -
                               ===========  ===========   ==========  ===========   ========== ==========    =========

Increases:
   Employee contributions     $    665,500 $    607,063   $  307,299 $  1,562,958  $   315,198  $ 231,084   $   90,893
   Employer contributions          191,049      187,795      117,634      836,269      106,979     67,909       26,647
   Transfers from affiliated
     pension plans                  59,888       57,116        -          245,206       25,609       -            -
   Transfers between
     investment funds              940,622     (278,159)     225,038   (4,091,277)    (805,174)  (142,617)    (377,352)
   Interest on loans                17,251       12,058        8,155       52,524       10,803      7,007        2,611
   Net investment gain          10,610,828    6,404,774      (42,701)   2,728,959    1,196,525  4,305,344      704,557
   Investment transfer
     from State
     Street Bank on
     September 30,
     1998                       48,164,843   50,593,469   27,759,151  190,336,448   23,670,524 14,947,188    4,021,733
                               -----------  -----------    ----------  -----------   ---------- ----------    ---------
                                60,649,981   57,584,116   28,374,576  191,671,087   24,520,464 19,415,915    4,469,089
                               -----------  -----------   ----------  -----------   ---------- -----------    ---------
   Distributions and
     withdrawals                 1,160,525     419,634       723,821    5,739,765      443,558    114,503       66,557
                               -----------  ----------    ----------  -----------   ---------- ----------   ----------
Investments,
     December 1, 1998         $ 59,489,456 $57,164,482   $27,650,755 $185,931,322  $24,076,906 $19,301,412  $4,402,532
                               ===========  ===========   ==========  ===========  ==========   ==========  =========


                                                                         Small                   Mutual    Aggressive
                              Conservative  S&P 500      Moderate      Capital    International   Fund     Growth
                              Growth Fund* Index Fund*  Growth Fund*  Equity Fund* Equity Fund*  Window*   Fund*           Total
                             -----------  ------------   -----------  ----------- ------------ ----------  ----------- ---------

Investments,
October 31, 1998              $    -       $     -       $     -      $      -    $   -        $   -       $    -       $    -
                              ===========   ==========   ==========   ===========  ===========  ========== =========== ============
Increases: (Cont'd.)
   Employee
     contributions            $    46,083  $ 2,985,213    $1,946,550   $  606,566     $200,432 $   -       $   310,260  $ 9,875,099
   Employer
     contributions                 18,901    1,019,179       697,204       92,145       69,729     -           109,942    3,541,382
   Transfers
     from affiliated
     pension plans                 40,845       75,674        56,020       20,518        5,263     -            14,579      600,718
   Transfers
     between investment
     Funds                      3,314,783   (3,785,881)   (1,600,892)  (1,119,866)     440,609   2,696,437   4,583,729         -
   Interest on loans                  966       79,293        54,050       13,232        4,873     -             6,975      269,798
   Net investment gain            335,281   45,915,369    19,623,462    5,713,648    1,576,980     146,768   2,435,336  101,655,130
   Investment
     transfer from
     State Street
     Bank on September 30,
     1998                       3,300,012  215,173,640   160,787,906   27,619,148    8,667,836     -        12,973,068  788,014,966
                                ---------  -----------    ----------  - ---------  -----------  ---------- -----------  ---------
                                7,056,871  261,462,487   181,564,300   32,945,391   10,965,722   2,843,205  20,433,889  903,957,093
                                ---------  -----------    ----------  - ---------  -----------  ---------- -----------  ---------
Decreases:
   Distributions and
     withdrawals                  232,728    3,555,484     2,955,086      365,005      119,836     -           217,764   16,114,266
                                ---------  -----------    ----------  - ---------  -----------  ---------- -----------  ---------

Investments,
December 31, 1998            $  6,824,143 $257,907,003  $178,609,214  $32,580,386  $10,845,886 $ 2,843,205 $20,216,125 $887,842,827
                              ===========   ==========   ==========   ===========  ===========  ========== =========== ============

*  Represents new investment options available in Master Trust under State Street Bank




                                       11c




                  NOTES TO THE FINANCIAL STATEMENTS, Continued


3.   Investments, Continued:

The net investment gains in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1998 were as follows:

                                             Fidelity                        Fidelity
                                            Retirement      Fidelity       Intermediate    Interest                       OTC
                                           Growth Fund    Puritan Fund       Bond Fund    Income Fund    GPU Stock      Port. Fund
                                           -----------    ------------       ---------    -----------    ---------      ----------

Dividends                                  $ 5,875,950     $21,028,204      $1,172,868          -       $1,188,760      $2,702,555
Interest income                                 -               -               -        $ 8,140,794         4,416            -
Net appreciation (depreciation)
   in fair value of investments             25,876,192      (6,925,010)        593,625     2,728,959       985,309       4,720,491
                                            ----------      ----------         -------      ---------      -------       ---------


     Net investment gains/(losses)         $31,752,142     $14,103,194      $1,766,493   $10,869,753    $2,178,485      $7,423,046
                                           ===========     ===========      ==========    ===========   ==========      ==========



The net investment gains in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1997 were as follows:


                                             Fidelity                        Fidelity
                                            Retirement      Fidelity       Intermediate    Interest                        OTC
                                           Growth Fund    Puritan Fund       Bond Fund    Income Fund    GPU Stock      Port. Fund
                                           -----------    ------------       ---------    -----------    ---------      ----------

Dividends                                  $32,367,031     $16,944,385      $1,558,632          -       $1,092,416      $2,671,877
Interest income                                -               -               -         $11,260,426        -                -
Net appreciation (depreciation)
   in fair value of investments             (2,780,141)     21,620,262         220,977          -        4,843,351         119,496
                                            ----------      ----------      ----------  ------------     ---------      ----------
     Net investment gains                  $29,586,890     $38,564,647      $1,779,609   $11,260,426    $5,935,767      $2,791,373
                                           ===========     ===========      ==========   ===========    ==========      ==========


*    Represents new investment options available in Master Trust under State Street Bank


                                       12a


                  NOTES TO THE FINANCIAL STATEMENTS, Continued



3.   Investments, Continued:

The net investment gains in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1998 were as follows (Cont'd.):

                                                                                                          Fidelity
                                             Overseas     Asset Manager    Asset Manager   Asset Manager  US Equity   International
                                               Fund           Fund          Growth Fund    Income Fund    Index Fund  Equity Fund*
                                              -------     ------------     -----------    -----------    ----------   ------------

Dividends                                  $    85,084     $   130,370          -         $    71,779          -             -
Interest income                                   -              -              -                -             -             -
Net appreciation (depreciation)
   in fair value of investments               (139,108)        (47,035)     $  209,759        51,957     $1,975,576    $  1,576,980
                                              --------         -------      ----------        ------     ----------    ------------

     Net investment gains/(losses)         $   (54,024)    $    83,335      $  209,759   $   123,736     $1,975,576    $  1,576,980
                                            ==========      ==========       =========    ==========    ===========     ===========


The net investment gains in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1997 were as follows (Cont'd.):


                                                                                                        Fidelity
                                             Overseas      Asset Manager  Asset Manager  Asset Manager  US Equity
                                               Fund            Fund        Growth Fund    Income Fund  Index Fund       Total
                                               ----            ----        -----------    -----------  ----------    -------------

Dividends                                  $   627,790     $   108,071      $  444,772   $ 1,277,646        -          $ 57,092,620
Interest income                                   -              -              -             -             -            11,260,426
Net appreciation (depreciation)
   in fair value of investments                267,431          44,815         398,308       759,839    $8,062,850       33,557,188
                                            ----------      ----------       ---------    ----------    ----------      -----------

     Net investment gains                  $   895,221     $   152,886      $  843,080   $ 2,037,485    $8,062,850     $101,910,234
                                            ==========      ==========       =========    ==========    ==========     ============


*    Represents new investment options available in Master Trust under State Street Bank


                                                        12b



                  NOTES TO THE FINANCIAL STATEMENTS, Continued



3.   Investments, Continued:

The net investment gains in the GPU Companies Master Savings Plan Trust for the year ended December 31, 1998 were as follows (Cont'd.):


                      Mutual Fund  Aggressive  Conservative   S&P 500      Moderate     Small Capital  Diversified
                         Window*  Growth Fund*  Growth Fund*  Index Fund*  Growth Fund* Equity  Fund*   Bond Fund*      Total
                         -------  ------------  ------------  -----------  -------------------  -----   ----------      -----

Dividends                   -           -           -              -           -          -                 -      $ 32,255,570
Interest income         146,768         -           -              -           -          -                 -         8,291,978
Net appreciation
 (depreciation)
  in fair
  value of
  investments               -     $ 2,435,336  $  335,281  $45,915,369    $19,623,462 $ 5,713,648      $ (42,701)   105,588,090
                     ----------    ----------  ----------   ----------    -----------  ----------      ---------   -------------
  Net investment
    gains/(losses)  $   146,768   $ 2,435,336  $  335,281  $45,915,369    $19,623,462 $ 5,713,648      $ (42,701)  $146,135,638
                     ==========    ==========   =========   ==========     ==========  ==========     ==========    ===========


* Represents new investment options available in Master Trust under State Street Bank.




                                       12c

                                    --------

4.      Party-In-Interest Transactions

        Certain Plan investments are, and were, shares of mutual funds managed by State Street Bank and formerly Fidelity Investments. State Street Bank is, and Fidelity Investments was, the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

5.      Tax Status

        The Plan obtained its latest determination letter on February 4, 1998, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, due to moderate modifications, the plan administrator believes that the plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code.

6.      Plan Amendments

        The Plan was amended and restated in order to incorporate an increased matching contribution, effective January 1, 1998. The Company agreed to increase the match from 25% to 60% of an employee's contributions up to 4% of base compensation.

                                    GPU, INC.

                     GPU COMPANIES EMPLOYEE SAVINGS PLAN FOR
                EMPLOYEES REPRESENTED BY IBEW SYSTEM COUNCIL U-3





Signature                                                      Page 2



Consent of Independent Accountant                              Exhibit 23


Report on Audits of Financial Statements                       Exhibit 28
     for the Years Ended December 31, 1998
     and 1997

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.






                                  GPU, Inc.


                                  GPU Companies Employee Savings Plan
                                  for Employees Represented by
                                  IBEW System Council U-3





Date:  June 29, 1999              By:  /s/ C. B. Snyder
                                       --------------------------
                                       C. B. Snyder
                                       Chairperson
                                       Administrative Committee



                                        2